UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Hovnanian Enterprises, Inc.

(Name of Issuer)
Class B Common Stock, $.01 par value per share

(Title of Class of Securities)
442487302

(CUSIP Number)
Ara K. Hovnanian
110 West Front Street
P.O. Box 500
Red Bank, New Jersey 07701
(732) 747-7800

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 20, 2005

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	442487302

1	NAME OF REPORTING PERSON Ara K. Hovnanian

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		1,096,706

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		553,668

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,096,706

WITH	10	SHARED DISPOSITIVE POWER

		553,668

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,650,374

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	11.3%

14	TYPE OF REPORTING PERSON

	IN

Amendment No. 2 to Statement on Schedule 13D
     This Amendment No. 2 (this “Amendment”) amends and supplements the statement on Schedule 13D filed by Ara K. Hovnanian with the Securities and Exchange Commission on November 24, 1992, as amended by Amendment No. 1 to the Schedule 13D filed on March 31, 1995 (as so amended, the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. The numbers of shares described herein reflect several stock splits effected in the form of stock dividends by the Issuer since the Schedule 13D.
Item 1. Security and Issuer
     Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     This statement on Schedule 13D relates to the Class B Common Stock, $.01 par value per share (the “Class B Common Stock”), of Hovnanian Enterprises, Inc., a Delaware corporation (the “Issuer”). The Class B Common Stock is non-cumulative and is convertible at any time on a share for share basis to the Class A Common Stock, $.01 par value per share (the “Class A Common Stock”), of the Issuer, non-cumulative. The principal executive offices of the Issuer are located at 110 West Front Street, P.O. Box 500, Red Bank, New Jersey 07701.
     The Issuer is a holding company, the consolidated subsidiaries of which primarily design, construct, market and sell single-family detached homes, attached townhomes and condominiums, mid-rise and high-rise condominiums, urban infill and active adult homes in planned residential developments.
Item 2. Identity and Background
     Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     (a)-(c), (f). This Statement is being filed by Ara K. Hovnanian, who is President, Chief Executive Officer and Director of the Issuer and a citizen of the United States. The business address of Ara K. Hovnanian is 110 West Front Street, P.O. Box 500, Red Bank, New Jersey 07701.
     (d), (e). During the past five years, Ara K. Hovnanian has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     Item 3 of the Schedule 13D is hereby amended by adding the following at the end thereof:
     Ara K. Hovnanian has acquired additional shares of Class B Common Stock as a result of his appointment as a trustee of family related trusts. No consideration was paid with respect to such arrangements and Ara K. Hovnanian disclaims beneficial ownership of such shares, except to the extent of his potential pecuniary interest in such trusts.
Item 5. Interests in Securities of the Issuer
     Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     (a) Ara K. Hovnanian beneficially owns 1,650,374 shares of Class B Common Stock, including 661,459 shares of Class B Common Stock subject to options either currently exercisable or exercisable within 60 days. The shares beneficially owned represent approximately 11.3% of the shares of Class B Common Stock, based upon 14,639,546 shares of Class B Common Stock outstanding as of October 13, 2008, plus (for purposes of computing such percentage) the shares of Class B Common Stock underlying such options.
     The shares beneficially owned by Ara K. Hovnanian include 223,587 shares of Class B Common Stock held in a grantor retained annuity trust (the “AKH GRAT”) of which Ara K. Hovnanian is trustee, 431,394 shares of Class B Common Stock held in family related trusts as to which Ara K. Hovnanian has shared voting and shared investment power and 122,274 shares of Class B Common Stock held by Mr. Hovnanian’s wife and children. Ara K. Hovnanian disclaims beneficial ownership of such shares, except to the extent of his potential pecuniary interest in the AKH GRAT and such other trusts and accounts.
     (b) Ara K. Hovnanian has sole power to vote or to direct the vote and to dispose or direct the disposition of 1,096,706 shares of Class B Common Stock.
     Ara K. Hovnanian shares the power to vote or direct the vote and to dispose or direct the disposition of 553,668 shares of Class B Common Stock. Ara K. Hovnanian shares such voting power and dispositive power with, depending on the particular trust or account, his wife and Peter S. Reinhart, Senior Vice President and General Counsel of the Issuer. The business address of each of such persons is 110 West Front Street, P.O. Box 500, Red Bank, New Jersey 07701. Each of such persons are citizens of the United States and, during the past five years, none of such persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (c) The following transactions have been effected during the period beginning 60 days prior to July 20, 2005 through the date hereof:
     On July 28, 2005, the Kevork S. Hovnanian Family Limited Partnership, a Connecticut limited partnership, distributed, among other distributions, 21,868 shares of Class B Common Stock to Ara K. Hovnanian and a total of 409,371 shares of Class B Common Stock to family trusts of which Ara K. Hovnanian is a trustee.
     Also on July 28, 2005, the Issuer (i) exchanged an aggregate of 269,893 shares of Class B Common Stock held by certain members of the Hovnanian family and family trusts of which Ara K. Hovnanian is a trustee for an equal number of shares of Class A Common Stock and (ii) immediately thereafter exchanged the 269,893 shares of Class B Common Stock received from those family members and trusts for an equal number of shares of Class A Common Stock held by a grantor retained annuity trust for Kevork S. Hovnanian (the “KSH 2004 GRAT”) for which Ara K. Hovnanian was trustee and had a potential remainder interest. The aggregate Hovnanian family holdings, both of Class A Common Stock and Class B Common Stock, remained unchanged by such exchanges.
     On June 14, 2006, the KSH 2004 GRAT transferred 70,631 shares of Class B Common Stock to Kevork S. Hovnanian and its remaining 199,262 shares of Class B Common Stock to a family trust of which Ara K. Hovnanian is a trustee.

     On December 19, 2006, Ara K. Hovnanian gave gifts of a total of 1,800 shares of Class B Common Stock to his children.
     On September 13, 2007, the Issuer (i) exchanged 395,873 shares of Class B Common Stock held by Ara K. Hovnanian for an equal number of shares of Class A Common Stock and (ii) immediately thereafter exchanged the 395,873 shares of Class B Common Stock received from him for an equal number of shares of Class A Common Stock held by Kevork S. Hovnanian. The aggregate Hovnanian family holdings, both of Class A Common Stock and Class B Common Stock, remained unchanged by such exchanges.
     On November 16, 2007, the Issuer (i) exchanged 500,000 shares of Class B Common Stock held by Ara K. Hovnanian for an equal number of shares of Class A Common Stock and (ii) immediately thereafter exchanged the 500,000 shares of Class B Common Stock received from him for an equal number of shares of Class A Common Stock held by Kevork S. Hovnanian. Again, the aggregate Hovnanian family holdings, both of Class A Common Stock and Class B Common Stock, remained unchanged by such exchanges.
     On December 14, 2007, the Issuer (i) exchanged 600,000 shares of Class B Common Stock held by Ara K. Hovnanian for an equal number of shares of Class A Common Stock and (ii) immediately thereafter exchanged the 600,000 shares of Class B Common Stock received from him for an equal number of shares of Class A Common Stock held by Kevork S. Hovnanian. Again, the aggregate Hovnanian family holdings, both of Class A Common Stock and Class B Common Stock, remained unchanged by such exchanges.
     Also on December 14, 2007, Ara K. Hovnanian gave gifts of a total of 5,800 shares of Class B Common Stock to his children.
     On May 27, 2008, the AKH GRAT transferred 26,413 shares of Class B Common Stock to Ara K. Hovnanian.
     At various times during the period in question, Issuer stock options for Class B Common Stock granted to Ara K. Hovnanian became exercisable within 60 days, causing Mr. Hovnanian to be considered the beneficial owner of the shares of Class B Common Stock underlying such options. Mr. Hovnanian recently was deemed to beneficially own an additional 237,500 shares of Class B Common Stock underlying options that will become exercisable within 60 days of the date hereof.
     (d) Not applicable.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer
     Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     Ara K. Hovnanian is a party to employee stock option agreements and deferred share arrangements with the Issuer. The forms of such agreements and arrangements are filed as exhibits to this Statement.

Item 7. Material to Be Filed as Exhibits
     Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:
     Exhibit 2 — Form of Non-Qualified Stock Option Agreement*
     Exhibit 3 — Form of Incentive Stock Option Agreement*
     Exhibit 4 — Form of Hovnanian Deferred Share Policy for Senior Executives*
     Exhibit 5 — Form of Hovnanian Deferred Share Policy*

* Incorporated by reference to the Quarterly Report on Form 10-Q for the quarter ended January 31, 2006 for the Issuer.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 8, 2008	/s/ Ara K. Hovnanian

Ara K. Hovnanian